SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa Reports Results for Third Quarter 2010

--- Launches grew to R$1.2 billion in the quarter and R$2.9 billion in the 9M10, 140%
and 127% higher, respectively, than the same periods of 2009 ---
--- Adjusted EBITDA grew to R$197 million on Adjusted EBITDA Margin of 20.6% ---
-- Net Income increased 83% to R$117 million versus 3Q09. Net margin was 12.2% ---

FOR IMMEDIATE RELEASE - São Paulo, November 16th , 2010 – Gafisa S.A. (Bovespa: GFSA3;NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for thethird quarter ended September 30, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said, “We are pleased to report another solidquarter for the Company, underscored by the strength of our product lines and portfolio of threerespected brands, Gafisa, AlphaVille and Tenda, as well as the effectiveness of our national salesforce. This combination along with a positive economic climate and high demand gave us the latitudeto make favorable price adjustments, holding steady on our operating and strong backlog margins inthe face of inflationary pressure on some operating costs. As expected, we also continued to see thedilution of SG&A expenses, which for consecutive quarters has declined as a percentage ofconsolidated revenues, as the integration of Tenda and ramp up of its sales benefit the Company’sresults. Our EBITDA margin for the quarter improved to 20.6%, an 80 basis point increase over Q2and over the previous year’s third quarter. During the 3Q10, Gafisa exceeded the top end of its full-year guidance estimate for EBITDA margin, while year-to-date EBITDA margin reached 19.7%.”

Amaral added,“Gafisa remains well positioned to profit from the significant opportunities offered by thesustained growth of the Brazilian economy and homebuilding sector. Cash on hand of R$ 1.2 billion,accelerated cash flow expected in 2011 and the recent successful placement of an R$300 milliondebenture which will reduce our overall financing costs, put us in a strong position to achieve ourgrowth trajectory.

While our cash burn rate is expected to remain at a similar level in the 4Q10, we expect this ratio to bepositive in 2011, as some 7,000 legacy Tenda units requiring the use of working capital are transferreduntil 2Q11. With the expected positive cash flow for full year 2011, we will be able to reduce ourfinancial leverage, which, along with an increase in the use of Blue-print Mortgages (AssociativeCredit) – which require no working capital – for Tenda’s MCMV units, will contribute to meeting ourlaunch volume targets and at the same time keeping leverage at a comfortable level.”

IR Contact

Luiz Mauricio Garcia
Rodrigo Pereira
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

3Q10 Earnings Results
Conference Call

Wednesday, November 17,
2010

> In English
09:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 (877) 317-6776 (US only)
+1 (412) 317-6776
(Other countries)
Code: Gafisa
> In Portuguese
07:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 2188-0155

Code: Gafisa	3Q10 - Operating & Financial Highlights

Shares	Consolidated launches totaled R$ 1.24 billion for the quarter, a 140% increase over 3Q09. Tenda’s reached R$ 481 million in the quarter, and R$ 1,068 million in the 9M10, 122% higher than 9M09.

Pre-sales reached R$ 1.02 million for the quarter, a 27% increase as compared to 3Q09 or 26% increase when comparing 9M10 with 9M09.

Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 9.1% to R$ 957.2 million from R$ 877.1 million in the 3Q09, reflecting a strong and continuing pace of execution.

Adjusted Gross Profit (w/o capitalized interest) reached R$ 310 million, 12% higher than the same period of 2009, with 32.3% adjusted gross margin.

Adjusted EBITDA reached R$ 197.3 million with a 20.6% margin, a 13.4% increase when compared to Adjusted EBITDA of R$ 174 million reached in the 3Q09, mainly due to continued and strong performance in all segments and better SG&A ratio. Accumulated 9M10 EBITDA grew 52% when compared to the same period of 2009.

Net Income before minorities, stock option and non recurring expenses was R$ 132.9 million for the quarter (13.9% adjusted net margin), an increase of 50% compared with the R$ 88.6 million in the 3Q09.

The Backlog of Revenues to be recognized under the PoC method rose 18% to R$ 3.4 billion from R$ 2.9 billion reached in the 3Q09. The margin to be recognized improved 322 bps to 38.2%.

GFSA3 – Bovespa
GFA – NYSE
Total Outstanding Shares:
431,509,499

Average daily trading volume
(90 days1 ): R$ 118.3 million
1) Up to November 12th , 2010.

Index

CEO Comments and Corporate Highlights for 3Q10	04

Recent Developments	05

Launches	07

Pre-Sales	08

Sales Velocity	09

Operations	09

Land Bank	10

Gross Profit	12

SG&A	12

EBITDA	13

Net Income	13

Backlog of Revenues and Results	14

Liquidity	16

Outlook	17

CEO Comments and Corporate Highlights for 3Q10

The third quarter was another of substantial achievement and expansion for Gafisa. The Companycontinued to execute on a strategy that leverages its segment and geographic diversification throughthree well regarded brands, Gafisa, AlphaVille and Tenda, a strong proprietary sales force, andexceptional execution capabilities to achieve sales in excess of R$ 1 billion on launches of over R$ 1.2billion during the quarter. GDP growth of the Brazilian economy, estimated to reach approximately7.5% for 2010, as well as greater access to financing and a number of other factors, point to continuedexpansion and opportunity in our sector for the long-term.

Economic trends remained very positive throughout the third quarter, notably the decline of Brazil’sunemployment rate to a record-low 6.2%, the continued expansion of real wages, which in Septemberwere 6% higher than in the prior year, and the expansion of bank lending, which in August increasedby its fastest pace in more than a year. These factors contributed to high levels of consumerconfidence and collective purchasing power that continued to benefit Gafisa and the homebuildingindustry as a whole. Measures taken by policy makers at the Central Bank to limit the negative effectsof economic expansion also appeared to have the desired outcome, with current 2011 inflationforecasts now in the vicinity of a more manageable five percent.

Caixa Economica Federal (“CEF”), which administers the “Minha Casa, Minha Vida” program,continues to facilitate home purchasing by providing a range of incentives and programs thatencourage home ownership. The bank’s ability to process significantly higher mortgage volumes willbenefit Tenda and other companies dedicated to the lower income housing segment. ThroughSeptember, Caixa directed more than R$ 53 billion to affordable home financing. The bank expects tomeet its lending objective of R$ 70 billion in 2010, far surpassing the R$ 47 billion that was provided tothe sector during 2009.

Substantial improvements in the efficiency of Tenda’s interaction with Caixa under “Minha Casa, MinhaVida” continued during the third quarter; the number of units processed under the program climbed toapproximately 8,000 from 6,239 in Q210. Tenda has also significantly increased the number of unitssubmitted and approved under the “Credito Associativo” program, which positively benefited its cashflow position, and constituted 62% of Tenda’s third quarter unit sales. This performance reflects thefact that Tenda continues to be very well-placed to benefit from the formalization of the Brazilianhousing sector. Not only does Tenda feature an array of products that are suitable for low-incomehome buyers, it also has a competitive advantage in offering one of the lowest price points in theindustry.

Prioritizing the hire of talented professionals and merit-based promotion has been a cornerstone of oursuccess at Gafisa, and of late we have been increasingly reaping the benefits of this professionalculture within our in-house sales teams. As an integral part of our business, through October 2010, ourinternal sales force generated approximately 45% of total sales at Gafisa and 82% of total sales atTenda, driving sales up by 21% over the previous quarter and also helping to reduce the need foroutsourced brokers in such a demanding market. We expect to be able to continue develop our well-respected brand names in new and existing markets, maximize sales of our broad product portfoliothrough complimentary sales channels and leverage our expertise, positioning and key relationships inall segments of this fast-growing housing market.

Since we are approaching the end of 2010, we now have a clearer vision of what to expect for the fullyear. Consequently, we are narrowing the original guidance range from R$ 4.0 to R$ 5.0 billion inlaunches to R$ 4.2 to R$ 4.6 billion. We expect Tenda to represent approximately 36% of our totallaunches in 2010.

Finally, I would like to briefly note that the Gafisa brand delivered its 1000th project in the Company’shistory during the quarter. The reaching of this milestone is a reminder of the deep real estateexperience and execution capacity that Gafisa has built in becoming a recognized leader in theindustry.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments

Improved EBITDA Margin - Gafisa’s improved EBITDA margin of 20.6% in the third quarter continue to reflect the gradual delivery of older, lower margin units that negatively impact the company’s results,while the integration of Tenda and other structural efficiencies contributed to improved SG&A ratios.The Company’s strong backlog margin, which reached 38.2%, is an indicator of future results,reflecting the successful selling of newer higher margin projects, while the Company has also beeneffective in selling units of legacy projects with slimmer margins. Through the middle of 2011, Tendashould deliver 11,000 units, a majority of them derived from the aforementioned legacy launches.

AlphaVille Expansion - In the 3Q10 AlphaVille launched two successful projects in the northern part of the country. The first launch, insert name, was in Teresina, the capital and largest city of theBrazilian state of Piauí. According to IBGE, the city of Teresina is home to over 750,000 inhabitants,distributed over an area of 1,680 km2 (650 mi2 ). The project, AlphaVille’s first in the state of Piauí,consists of 746 units and features a leisure club of 24,000 m² and green areas of more than 340,000m². The project’s PSV is R$ 111 MM. By the end of October sales exceeded 95%. Alphaville’s secondproject launch was in the city of Belém, the capital of the state of Pará. Its metropolitan area has over 2million inhabitants. Sales of the project’s units began only in October, and the project was more than50% sold by the end of the month.

Gafisa Brand Celebrates Completion of 1000th Project - On October 19, Gafisa celebrated the delivery of the Company’s 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unitapartment building located in São Paulo. The reaching of this milestone is a testament to the deep realestate experience and execution capacity within the Gafisa organization.

Presidential Election - The recent reelection on October 31st of the Brazilian President from the incumbent Workers' Party that created and implemented “Minha Casa, Minha Vida” and otherprograms in support of home ownership provides a high level of confidence in the continuity of suchpolicies. In late August, the government had previously announced that it would boost capital of CaixaEconomica Federal, the state-run lender responsible for administering “Minha Casa, Minha Vida”, by2.5 billion reais, the latest in a series of events that signal the intention to fund programs in support ofthe housing sector.

R$ 300 million Debenture Issuance - On November 5th , Gafisa announced that it completed the pricing of a R$ denominated issue of 5 year and 6 year notes, consisting of R$ 300,000,000 aggregateprincipal amount split in R$ 287,000,000 for a 5 year issue and R$ 13,000,000 for a 6 year issue. Thenotes bear interest at very competitive rates of CDI + 1.95% p.a. for the 5 year and IPC-A + 7.96% p.a.for the 6 year, reflecting the Company’s strong market position and growth prospects, and replace debtat a savings of 1.5% per annum. The notes will mature on October 15, 2015 and October 15, 2016,respectively.

New Chairman and Board members – On November 8th , Gafisa announced the appointment of Caio Racy Mattar to succeed Gary Garrabrant as non-executive chairman of the board. Gary Garrabrantand Thomas McDonald, both from Equity International (EI), elected to step down from the board ofdirectors following the reduction in EI’s holdings in Gafisa. Caio R. Mattar has served on theCompany’s board of directors since February 2006 bringing significant board, public company andconstruction market experience. This change followed the election on October 14th of Wilson Amaralde Oliveira and Renato de Albuquerque to Gafisa’s Board of Directors, allowing it to benefit fromadditional real estate expertise, proven leadership skills and diversity of experience. Wilson Amaral deOliveira has been the chief executive officer of Gafisa S.A. since December 2005. Under his guidancethe Company has grown to be one of the largest construction companies in Brazil. Mr. Albuquerque, aco-founder of AlphaVille Urbanismo, Brazil’s leading builder of community developments, has been apioneer in the Brazilian real estate sector for fifty years. All other board members remained in theiroriginal positions.

Operating and Financial Highlights (R$000, unless otherwise specified)	3Q10	3Q09	3Q10 vs. 3Q09 (%)	2Q10	3Q10 vs. 2Q10 (%)	9M10	9M09	9M10 vs. 9M09 (%)
Launches (%Gafisa)	1,236,947	514,346	140.5%	1,008,528	22.6%	2,948,685	1,300,871	126.7%
Launches (100%)	1,450,961	606,463	139.2%	1,461,510	-0.7%	3,762,345	1,527,298	146.3%
Launches, units (%Gafisa)	6,210	3,333	86.3%	4,398	41.2%	14,491	6,552	121.2%
Launches, units (100%)	6,710	3,931	70.7%	6,213	8.0%	17,064	7,764	119.8%
Contracted sales (%Gafisa)	1,018,480	800,247	27.3%	889,761	14.5%	2,765,562	2,194,255	26.0%
Contracted sales (100%)	1,373,620	961,238	42.9%	1,151,788	19.3%	3,550,258	2,613,968	35.8%
Contracted sales, units (% Gafisa)	5,082	5,545	-8.3%	4,476	13.5%	14,811	15,540	-4.7%
Contracted sales, units (100%)	6,618	6,340	4.4%	5,536	19.5%	18,110	17,596	2.9%
Contracted sales from Launches (%Gafisa)	579,264	288,286	100.9%	409,160	41.6%	1,650,214	628,603	162.5%
Contracted sales from Launches (%)	46.8%	56.0%	-922 bps	40.6%	626 bps	56.0%	48.3%	764 bps
Completed Projects (%Gafisa)	299,557	402,744	-25.6%	631,216	-52.5%	1,256,675	1,073,170	17.1%
Completed Projects, units (%Gafisa)	2,498	2,867	-12.9%	4,782	-47.8%	9,995	9,298	7.5%

Net revenues	957,196	877,101	9.1%	927,442	3.2%	2,792,223	2,124,806	31.4%
Gross profit	275,921	255,174	8.1%	279,492	-1.3%	808,069	601,166	34.4%
Gross margin	28.8%	29.1%	-27 bps	30.1%	-131 bps	28.9%	28.3%	65 bps
Adjusted Gross Margin 1)	32.3%	31.6%	77 bps	32.8%	-50 bps	30.7%	30.1%	53 bps
Adjusted EBITDA2)	197,285	173,996	13.4%	183,970	7.2%	549,714	361,959	51.9%
Adjusted EBITDA margin 2)	20.6%	19.8%	77 bps	19.8%	77 bps	19.7%	17.0%	265 bps
Adjusted Net profit2)	132,871	88,574	50.0%	113,854	16.7%	326,349	226,756	43.9%
Adjusted Net margin 2)	13.9%	10.1%	378 bps	12.3%	161 bps	11.7%	10.7%	102 bps
Net profit	116,600	63,717	83.0%	97,269	19.9%	278,688	158,218	76.1%
EPS (R$) 3 )	0.2706	0.2441	10.8%	0.2266	19.4%	0.6467	0.6062	6.7%
Number of shares ('000 final)3 )	430,910	261,017	65.1%	429,348	0.4%	430,910	261,017	65.1%

Revenues to be recognized	3,429	2,905	18.0%	3,209	6.9%	3,429	2,905	18.0%
Results to be recognized 4)	1,309	1,015	28.9%	1,167	12.2%	1,309	1,015	28.9%
REF margin 4)	38.2%	35.0%	322 bps	36.4%	181 bps	38.2%	35.0%	322 bps

Net debt and Investor obligations	2,076,000	1,732,040	20%	1,622,787	28%	2,076,000	1,732,040	20%
Cash and cash equivalent	1,231,143	1,099,687	12%	1,806,384	-32%	1,231,143	1,099,687	12%
Equity	3,680,005	1,783,476	106%	3,545,413	4%	3,680,005	1,783,476	106%
Equity + Minority shareholders	3,731,570	2,336,365	60%	3,591,729	4%	3,731,570	2,336,365	60%
Total assets	9,234,991	6,931,539	33%	9,098,194	2%	9,234,991	6,931,539	33%
(Net debt + Obligations) / (Equity + Minorities)	55.6%	74.1%	-1850 bps	45.2%	1045 bps	55.6%	74.1%	-1850 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 3Q09
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

Launches

In the 3Q10, launches totaled R$ 1.24 billion, an increase of 140% compared to the 3Q09, represented by 34 projects/phases, located in 16 cities.

 41% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 49% of Tenda’s launches had prices per unit below R$ 130 thousand. FIT, a unit of Tenda, launched 11 projects with an average price per unit of R$ 155 thousand. These projects represented a PSV of R$ 272 million or 57% of Tenda’s launches in the quarter. Excluding these projects the average price per unit of Tenda was R$ 99 thousand, among the lowest average prices for homebuilders listed on the Bovespa.

The Gafisa segment was responsible for 43% of launches, AlphaVille accounted for 18% and Tenda for the remaining 39%.

The tables below detail new projects launched during the 3Q and 9M 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	São Paulo	388,045	52,841	634%	955,335	368,100	160%
	Rio de Janeiro	91,289	-	-	140,853	63,202	123%
	Other	52,635	143,735	-63%	235,713	255,634	-8%
	Total	531,969	196,576	171%	1,331,901	686,936	94%
	Units	1,130	665	70%	3,016	1,956	54%

AlphaVille	São Paulo	-	-	-	155,534	46,570	234%
	Rio de Janeiro	-	-	-	-	35,896	-100%
	Other	223,824	29,135	668%	393,042	51,016	670%
	Total	223,824	29,135	668%	548,576	133,482	311%
	Units	1,215	205	492%	2,248	645	249%

Tenda	São Paulo	130,366	115,499	13%	200,764	171,256	17%
	Rio de Janeiro	88,179	46,800	88%	194,543	46,800	316%
	Other	262,609	126,336	108%	672,901	262,397	156%
	Total	481,154	288,635	67%	1,068,208	480,453	122%
	Units	3,865	2,463	57%	9,227	3,951	134%

Consolidated	Total - R$000	1,236,947	514,346	140%	2,948,685	1,300,871	127%
	Total - Units	6,210	3,333	86%	14,491	6,552	121%

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<=R$500K	215,971	107,790	100%	581,059	411,307	41%
	> R$500K	315,999	88,786	256%	750,842	275,629	172%
	Total	531,969	196,576	171%	1,331,901	686,936	94%

AlphaVille	> R$100K; <= R$500K	223,824	29,135	668%	548,576	133,482	311%
	Total	223,824	29,135	668%	548,576	133,482	311%

Tenda	<= R$130K	237,746	121,427	96%	674,261	185,506	263%
	> R$130K; < R$200K	243,408	167,208	46%	393,947	294,947	34%
	Total	481,154	288,635	67%	1,068,208	480,453	122%

Consolidated		1,236,947	514,346	140%	2,948,685	1,300,871	127%

Pre-Sales

Pre-sales in the quarter increased by 27.3% to R$ 1.02 billion when compared to the 3Q09.

The Gafisa segment was responsible for 51% of total pre-sales, while AlphaVille and Tenda accounted for approximately 16% and 33% respectively. Among Gafisa’s pre-sales, 59% corresponded to units priced below R$ 500 thousand, while 65% of Tenda’s pre-sales came from units priced below R$ 130 thousand.

The tables below illustrate a detailed breakdown of our pre-sales for the 3Q and 9M 2010 and 2009:

Table 3 - Sales per company per region
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	São Paulo	389,687	176,404	121%	910,906	521,771	75%
	Rio de Janeiro	70,311	58,160	21%	158,745	192,898	-18%
	Other	60,150	149,130	-60%	282,634	328,827	-14%
	Total	520,147	383,694	36%	1,352,285	1,043,496	30%
	Units	1,308	1,150	14%	3,346	3,000	12%

AlphaVille	São Paulo	8,133	10,884	-25%	114,114	54,856	108%
	Rio de Janeiro	10,819	12,334	-12%	28,589	33,055	-14%
	Other	141,580	34,992	305%	263,265	84,637	211%
	Total	160,532	58,210	176%	405,967	172,549	135%
	Units	735	281	162%	1732	903	92%

Tenda	São Paulo	87,437	143,094	-39%	236,920	365,576	-35%
	Rio de Janeiro	23,475	67,861	-65%	174,462	216,991	-20%
	Other	226,888	147,388	54%	595,927	395,643	51%
	Total	337,800	358,343	-6%	1,007,310	978,210	3%
	Units	3,039	4,114	-26%	9,733	11,637	-16%

Consolidated	Total - R$000	1,018,480	800,247	27.3%	2,765,562	2,194,255	26%
	Total - Units	5,082	5,545	-8%	14,811	15,540	-5%

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<= R$500K	307,710	237,137	30%	827,203	633,777	31%
	> R$500K	212,437	146,557	45%	525,082	409,720	28%
	Total	520,147	383,694	36%	1,352,285	1,043,496	30%

AlphaVille	<= R$100K;	-	-	-	27,450	19,569	40%
	> R$100K; <= R$500K	160,532	58,210	176%	374,756	150,451	149%
	> R$500K	-	-	-	3,762	2,529	49%
	Total	160,532	58,210	176%	405,967	172,549	135%

Tenda	<= R$130K	218,934	311,192	-30%	707,253	857,213	-17%
	> R$130K; <R$200K	118,866	47,151	152%	300,057	120,997	148%
	Total	337,800	358,343	-6%	1,007,310	978,210	3%

Consolidated	Total	1,018,480	800,247	27.3%	2,765,562	2,194,255	26%

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		3Q10	3Q09	Var. (%)	9M10	9M09	Var. (%)
Gafisa	<= R$500K	1,041	920	13%	2,546	2,500	2%
	> R$500K	267	230	16%	800	500	60%
	Total	1,308	1,150	14%	3,346	3,000	12%

AlphaVille	<= R$100K;	-	-	-	253	166	52%
	> R$100K; <= R$500K	735	281	161%	1,478	735	101%
	> R$500K	-	-	-	1	2	-50%
	Total	735	281	161%	1,732	903	92%

Tenda	<= R$130K	2,536	3,799	-33%	8,128	10,772	-25%
	> R$130K; <R$200K	503	316	59%	1,605	865	86%
	Total	3,039	4,114	-26%	9,733	11,637	-16%

Consolidated	Total	5,082	5,545	-8%	14,811	15,540	-5%

Sales Velocity

The consolidated company attained a sales velocity of 25.7% in the 3Q10, compared to a velocity of  22.1% in the 3Q09. Sales velocity also increased when compared to the previous period, mainly due to the improved performance of Gafisa and AlphaVille during the quarter, even with an AlphaVille launch on the last day of September that only started to recognize sales in October. The sales velocity in the third quarter and in the first nine months launches was respectively 46.8% and 56.0%, which is consistent with our strategy to optimize the equilibrium between sales velocity and margins/return, compensating for cost pressure driven mainly from labor. In the 3Q10 Tenda canceled an old project that did not perform in sales and slated it for re-design and re-launch. At the same time Gafisa increased the price of some units in inventory that almost compensated for the Tenda cancellation.

Table 6 - Sales velocity per company
R$ million	Beginning of period Inventories	Launches	Sales	Price Increase + Other	End of period Inventories	Sales velocity
Gafisa	1,609.9	532.0	520.1	23.1	1,644.8	24.0%
AlphaVille	351.3	223.8	160.5	0.7	415.3	27.9%
Tenda	764.4	481.2	337.8	(30.5)	877.2	27.8%
Total	2,725.6	1,236.9	1,018.5	(6.7)	2,937.3	25.7%
Table 7 - Sales velocity per launch date
	3Q10
	End of period Inventories	Sales	Sales velocity
2010 launches	1,207,842	746,107	38.2%
2009 launches	264,603	86,914	24.7%
2008 launches	939,147	113,862	10.8%
≤ 2007 launches	525,738	71,596	12.0%
Total	2,937,330	1,018,480	25.7%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 22 different states, with 212 projects under development at the end of the third quarter. This diversified platform also helps to mitigate execution risk, since each region of the country has a different dynamic of growth, supply and costs. Some 411 engineers and architects were in the field, in addition to approximately 508 intern engineers in training.

Further evidence of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Through the end of September, Tenda contracted 16,812 units with CEF and had submitted for analysis approximately 8,000 additional units to be contracted during 2010, representing an estimated 24,000 units for the full year, being approximately 80% of the total MCMV units.

9

	Delivered Projects

During the third quarter, Gafisa delivered 16 projects with 2,498 units equivalent to an approximatePSV of R$ 300 million, Gafisa segment delivered 6 projects and Tenda delivered the remaining 10projects/phases. We are now considering the delivery date based on the “delivery meeting” that wehave with each project customer, instead of on the physical completion. As a result, we are adjustingour estimate for delivered units in 2010 from 20,000 to 15,000, which better reflects the official deliverydate that is now in use by the company.

For the 9M10, Gafisa completed 35 projects with 9,995 units which represent more than R$1.26 billionin PSV.

September 19th was an important date for the Gafisa group. On this date, the Gafisa brand celebratedthe delivery of the Company’s 1000th project, Terraças Alto do Lapa, a twenty-four story, 192-unitapartment building located in São Paulo. This milestone is a testament to the deep real estateexperience and execution capacity within the Gafisa organization.

The tables below list the products delivered in the 3Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)
Gafisa 1H10						1,199	371,762

AlphaVille 1H10						1,762	253,808

Tenda 1H10						4,536	331,548

Total 1H10						7,497	957,118

Gafisa 3Q10						933	175,369
Gafisa	Riviera de Ponta Negra - Ed. Nice	July - 10	April-2007	Manaus - AM	100%	36	9,089
Gafisa	Fit Maceió	August - 10	April-2007	Maceió-AL	50%	27	3,087
Gafisa	Terraças Alto da Lapa	September - 10	March-2008	São Paulo - SP	100%	192	72,701
Gafisa	Acquarelle	September - 10	April-2007	Manaus - AM	85%	216	35,420
Gafisa	Art Ville	September - 10	April-2007	Salvador - BA	50%	252	20,777
Gafisa	Vivance	September - 10	November-2006	Rio de Janeiro - RJ	100%	210	34,295

AlphaVille 3Q10						0	0

Tenda 3Q10						1,565	124,188
Tenda	TELLES LIFE - Fase I	July-10	November-2007	Rio de Janeiro - RJ	100%	64	7,312
Tenda	RESIDENCIAL FERNAO DIAS TOWER - Fase I	July-10	November-2007	Belo Horizonte - MG	100%	80	9,200
Tenda	RESIDENCIAL PORTAL DE SANTA LUZIA - Fases I,	July-10	March-2007	Santa Luzia - MG	100%	174	10,788
Tenda	RESIDENCIAL VERDES MARES - Fase I	July-10	Ausgust-2007	Contagem - MG	100%	16	1,568
Tenda	CITTÀ IMBUÍ - Fase I	August-10	December-2008	Salvador - BA	50%	252	18,524
Tenda	CURUÇA - Fases I, II e III	August-10	November-2007	São Paulo - SP	100%	160	12,849
Tenda	RESIDENCIAL VILA MARIANA LIFE - Fases I e II	September-10	April-2008	Salvador - BA	100%	92	6,890
Tenda	FIRENZE LIFE - Fases I e II	September-10	June-2007	Rio de Janeiro - RJ	100%	139	10,914
Tenda	VALLE VERDE COTIA - Fase III	September-10	July-2009	Cotia - SP	100%	448	38,000
Tenda	BARTOLOMEU GUSMAO - Fase III e IV	September-10	January-2008	Novo Hamburgo - RS	100%	140	8,143

Total 3Q10						2,498	299,557

Total 9M10						9,995	1,256,675

Land Bank

The Company’s land bank of approximately R$ 16.6 billion is composed of 212 different projects in 22 states, equivalent to more than 92 thousand units. In line with our strategy, 38.5% of our land bank  was acquired through swaps – which require no cash obligations.

During the 3Q10 we recorded a net increase of R$ 2.02 billion in the land bank, reflecting acquisitions that more than compensate for the R$1.24 billion launches in the quarter.

10

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price

		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)

Gafisa	<= R$500K	4,808	44.8%	37.8%	7.0%	17,194
	> R$500K	3,003	29.7%	27.3%	2.4%	4,065
	Total	7,810	37.9%	33.0%	4.9%	21,259

AlphaVille	<= R$100K;	669	100.0%	0.0%	100.0%	6,995
	> R$100K; <= R$500K	4,043	96.8%	0.0%	96.8%	21,961
	> R$500K	23	0.0%	0.0%	0.0%	26
	Total	4,735	97.0%	0.0%	97.0%	28,982

Tenda	<= R$130K	3,289	33.1%	32.2%	0.9%	37,566
	> R$130K; < R$ 200K	716	52.5%	52.5%	0.0%	4,321
	Total	4,006	39.7%	39.1%	0.6%	41,887

Consolidated		16,551	38.5%	34.5%	4.0%	92,128

Number of projects/phases

Gafisa	70
AlphaVille	42
Tenda	100
Total	212

Table 10 - Landbank Changes (based on PSV)

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total

Land Bank - BoP (2Q10)	7.497	4.298	3.972	15.768
3Q10 - Net Acquisitions	845,3	660,4	514,4	2.020
3Q10 - Launches	(532,0)	(223,8)	(481,2)	(1.237)
Land Bank - EoP (3Q10)	7.810	4.735	4.006	16.551

3Q10 - Revenues

On the strength of solid sales in the 3Q10, both of newly launched projects and units from inventory, in addition to an accelerated pace of construction, the Company recognized substantial net operating revenues for 3Q10, closing with R$ 957.2 million compared to R$ 877.1 million in the 3Q09, with Tenda contributing 37% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		3Q10				3Q09
R$ 000		Sales	%Sales	Revenues	%Revenues	Sales	%Sales	Revenues	%Revenues
Gafisa	2010 launches	487,694	72%	65,698	11%	-	-	-	-
	2009 launches	62,334	9%	147,584	24%	199,368	45%	77,824	13%
	2008 launches	64,177	9%	193,544	32%	110,676	25%	139,290	22%
	≤ 2007 launches	66,475	0	198,532	33%	131,860	0	404,991	65%
	Total Gafisa	680,680	100%	605,358	100%	441,904	100%	622,104	100%

Tenda	Total Tenda	337,800	---	351,838	---	358,343	---	254,997	---

Total		1,018,480		957,197		800,247		877,101

3Q10 - Gross Profits

On a consolidated basis, gross profit for the 3Q10 totaled R$ 275.9 million, an increase of 8% over 3Q09, reflecting continued growth and business expansion. The gross margin for 3Q10 reached 28.8% (32.3% w/o capitalized interest) 77 bps higher than the 3Q09.

Table 12 - Capitalized interest
(R$000)		3Q10	3Q09	2Q10
Consolidated	Opening balance	101,897	97,238	94,101
	Capitalized interest	47,105	21,078	32,900
	Interest transfered to COGS	-33,680	-21,805	-25,104
	Closing balance	115,323	96,511	101,897

3Q10 - Selling, General, and Administrative Expenses (SG&A)

In the third quarter 2010, SG&A expenses totaled R$ 113.2 million, in line with the same period of 2009. When compared to the 2Q10, SG&A decreased from R$ 116.3 million to R$ 113.2 million, reflecting improved selling expenses that were 12% below the previous quarter mainly due to a more efficient sales structure in Tenda. The improved optimization of the sales platform reflect the benefits of the merge into Gafisa and the adjustments made in the 1H10.

When compared to the 3Q09, the SG&A/Net Revenue ratio improved 108 bps, also reflecting the continued gains in operating efficiency at Tenda and from synergy gains related to the merger of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, it is expected that costs associated with its sales platform should continue to be diluted and reflect in improved ratios.

We have already achieved a comfortable level of SG&A/Net Revenue even prior to capturing all of the expected synergies that should come primarily from further G&A dilution. We continue to expect to capture more benefits in 2011.

When compared to 2Q10 and 3Q09, expenses improved as a share of top lines, resulting in a comfortable ratio of SG&A/Net Revenues of 11.8% in the 3Q10.

Table 13 - Sales and G&A Expenses
(R$'000)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Selling expenses	53,887	55,556	61,140	-3%	-12%
	G&A expenses	59,317	57,601	55,125	3%	8%
	SG&A	113,204	113,157	116,265	0%	-3%
	Selling expenses / Launches	4.4%	10.8%	6.1%	-644 bps	-171 bps
	G&A expenses / Launches	4.8%	11.2%	5.5%	-640 bps	-67 bps
	SG&A / Launches	9.2%	22.0%	11.5%	-1285 bps	-238 bps
	Selling expenses / Sales	5.3%	6.9%	6.9%	-165 bps	-158 bps
	G&A expenses / Sales	5.8%	7.2%	6.2%	-137 bps	-37 bps
	SG&A / Sales	11.1%	14.1%	13.1%	-303 bps	-195 bps
	Selling expenses / Net revenue	5.6%	6.3%	6.6%	-70 bps	-96 bps
	G&A expenses / Net revenue	6.2%	6.6%	5.9%	-37 bps	25 bps
	SG&A / Net revenue	11.8%	12.9%	12.5%	-107 bps	-71 bps

	3Q10 - Other Operating Results
	In the 3Q10, our results reflected a negative impact of R$2.2 million, compared to R$ 40.0 million in the 3Q09 mainly due to lower contingency provisions did in the 3Q10.

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3Q10 - Adjusted EBITDA

Our Adjusted EBITDA for the 3Q10 totaled R$ 197.3 million, 10% higher than the R$ 174 million for 3Q09, with a consolidated adjusted margin of 20.6%, compared to 19.8% in the 3Q09 and 2Q10.

This gain is part of an expected gradual recovery based on the Company’s results recognition increasingly reflecting the execution of recent projects at the same time that our older-low margin projects are being delivered.

We adjust our EBITDA for expenses associated with stock option plans, as it represents a non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Net Profit	116,600	63,717	97,269	83%	20%
	(+) Financial result	11,928	31,008	13,911	-62%	-14%
	(+) Income taxes	10,483	27,969	22,060	-63%	-52%
	(+) Depreciation and Amortization	8,305	9,784	8,781	-15%	-5%
	(+) Capitalized Interest Expenses	33,680	21,805	25,106	54%	34%
	(+) Minority shareholders and non
	recurring expenses	13,213	22,107	14,260	-40%	-7%
	(+) Stock option plan expenses	3,075	2,750	2,584	12%	19%
	(+) Tenda’s goodwill net of
	provisions	-	-5,144	-	-	-
	Adjusted EBITDA	197,285	173,996	183,970	13.4%	7.2%
	Net Revenue	957,196	877,101	927,442	9%	3%
	Adjusted EBITDA margin	20.6%	19.8%	19.8%	77 bps	77 bps

	3Q10 - Depreciation and Amortization

Depreciation and amortization in the 3Q10 was R$ 8.3 million, a slightly decrease of R$ 1.5 million when compared to the R$ 9.8 million recorded in 3Q09. This R$ 8.3 million was also in line with the R$ 8.8 million recorded in the 2Q10.

3Q10 – Financial Result

Net financial expenses totaled R$ 11.9 million in 3Q10, compared to net financial expenses of R$ 31.0 million in the 3Q09, mainly due to the higher amount of capitalized interest, reflecting increased projects under construction.

3Q10 - Taxes

Income taxes, social contribution and deferred taxes for the 3Q10 amounted to R$ 10.5 million, compared to R$ 27.9 million in the 3Q09. The effective tax rate was 7.5% in the 3Q10, compared to 24.6% in the 3Q09, mainly due to the deferred tax in relation to the amortization of Tenda’s negative goodwill, which negatively affected the 3Q09 figures. When compared to the R$ 22.1 million in the 2Q10, we also saw an important reduction, mainly due to a lower deferred taxes provision, since we are now basing the income tax provision on taxable income.

3Q10 - Adjusted Net Income

Net income in 3Q10 was R$ 116.6 million compared to R$ 63.7 million in the 3Q09. However, if we the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 132.9 million, with an adjusted net margin of 13.9%, representing growth of R$ 44.3 million when compared to the R$ 88.6 million in the 3Q09.

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	3Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.27/share in the 3Q10 compared to R$ 0.24/share in 3Q09, a 10.7% increase. Shares outstanding at the end of the period were 430.9 million (ex. Treasury shares) and 261.0 million in the 3Q09.

	Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.33 billion in the 3Q10, R$ 317 million higher than 3Q09. The consolidated margin in the 3Q10 was 38.2%, 181 bps higher than the 2Q10, reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while the impact of our older-lower margin projects diminish as we are delivering them.

Another positive impact came from the National Construction Cost Index (INCC) that increased over 3% in the period, reflecting inflation from May to July, since contracted unit prices are adjusted based on INCC of the second prior month. In this period the INCC also reflected the labor annual wage adjustment that happened across the country.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
(R$ million)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Revenues to be recognized	3.429	2.905	3.209	18,0%	6,9%
	Costs to be recognized	(2.120)	(1.890)	(2.042)	12,2%	3,8%
	Results to be recognized (REF)	1.309	1.015	1.167	28,9%	12,2%
	REF margin	38,2%	35,0%	36,4%	322 bps	181 bps
Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

	Balance Sheet

Cash and Cash Equivalents
On September 30, 2010, cash and cash equivalents exceeded R$ 1.2 billion, 32% lower than the balance of R$ 1.8 billion as of June 30, 2010, and 12% higher than the R$ 1.1 billion recorded at the end of 3Q09, mainly reflecting R$ 453 million cash burn (explained in the “Liquidity” session) and the R$ 122 million net amortization of debts in the 3Q10. It’s important to highlight that in October the company completed the issuance of a R$300 million debenture, not reflected in the 3Q10 figures.

Accounts Receivable
At the end of the 3Q10, total accounts receivable increased by 10% to R$ 8.7 billion, compared to R$ 7.9 billion in 2Q10, and an increase of 37% as compared to the R$ 6.4 billion balance in the 3Q09, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Consolidated	Receivables from developments - ST	1,742.1	1,574.4	1,466.0	11%	19%
	Receivables from developments - LT	1,816.8	1,407.0	1,864.6	29%	-3%
	Receivables from PoC - ST	2,727.9	1,718.1	2,470.9	59%	10%
	Receivables from PoC - LT	2,411.3	1,662.3	2,075.2	45%	16%
	Total	8,698.1	6,361.9	7,876.7	37%	10%
Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

						14

Inventory (Properties for Sale)

Inventory at market value totaled R$ 2.9 billion in 3Q10, an increase of 4% when compared to the R$ 2.8 billion registered in the 3Q09. On a consolidated basis our inventory is at a low to comfortable level of 9 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 9% by the end of the quarter, reflecting an important reduction from the 11.6% registered by the end of the 2Q10, while 55% of the total inventory reflects units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		3Q10	3Q09	2Q10	3Q10x3Q09	3Q10x2Q10
Consolidated	Land	750,771	786,883	701,790	-4.6%	7.0%
	Units under construction	873,672	827,042	947,023	5.6%	-7.7%
	Completed units	211,472	148,507	205,739	42.4%	2.8%
	Total	1,835,915	1,762,432	1,854,552	4.2%	-1.0%

Table 18 - Inventories at market value per company
PSV - (R$000)		3Q10	3Q09	2Q10	3Q10x3Q09	3Q10x2Q10
Gafisa	2010 launches	857,305	-	574,234	-	49%
	2009 launches	245,177	293,757	366,541	-17%	-33%
	2008 launches	511,975	686,259	601,252	-25%	-15%
	2007 and earlier launches	445,692	559,053	419,205	-20%	6%
	Total	2,060,149	1,539,068	1,961,232	34%	5%

Tenda	2010 launches	350,537	-	329,877	0%	6%
	2009 launches	19,426	336,661	102,109	-94%	-81%
	2008 launches	427,171	687,765	220,143	-38%	94%
	2007 and earlier launches	80,046	251,450	112,238	-68%	-29%
	Total	877,181	1,275,876	764,367	-31%	15%

Consolidated	Total	2,937,330	2,814,944	2,725,599	4.3%	7.8%

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 3Q10
Gafisa	427,187	511,942	407,306	480,078	233,636	2,060,149
Tenda	448,359	227,964	125,302	34,554	41,001	877,181
Total	875,546	739,906	532,608	514,633	274,637	2,937,330

Liquidity

On September 30, 2010, Gafisa had a cash position of R$ 1.2 billion. On the same date, Gafisa’s debtand obligations to million cash burn in the quarter. When excluding Project Finance, thisratio reached only 6.2% net debt/equity, a comfortable leverage level with a competitive cost, of lessthan the Selic rate.

Our 3Q10 cash burn was mainly explained by the over R$ 700 million expenditures in construction andalso development payments. While our cash burn rate is expected to remain at similar quarterly levelsinto the 4Q10, we expect this ratio to be positive in 2011, partially supported by some 7,000 legacyTenda units (non standardized units launched before Gafisa’s acquisition) requiring the use of workingcapital that will be transferred up to 2Q11. With the expected positive cash flow for full year 2011, wewill be able to deleverage the company, which together with a greater use of the Associative Credit -requiring no working capital - for Tenda’s MCMV units, should contribute to our ability to meet ourhigher launch volume targets and, at the same time, keeping leverage at a comfortable level.

In the 3Q10 the company increased project finance debt in R$ 138 million, reflecting the ability tofinance ongoing projects. Currently we have access to a total of R$ 3.8 billion in construction financelines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signedcontracts and R$ 218 million in contracts in process, giving us additional availability of R$ 1.5 billion.

We also have receivables (from units already delivered) of R$ 300 million available for securitization.The following tables set forth information on our debt position as of June 30, 2010.

Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Debentures - FGTS (project finance)	1,238,485	619,861	1,208,939	99.8%	2.4%
Debentures - Working Capital	527,482	704,920	662,669	-25.2%	-20.4%
Project financing (SFH)	607,685	473,615	499,186	28.3%	21.7%
Working capital	553,490	733,331	678,377	-24.5%	-18.4%
Total consolidated debt	2,927,142	2,531,727	3,049,171	16%	-4%

Consolidated cash and availabilities	1,231,143	1,099,687	1,806,384	12%	-32%
Investor Obligations	380,000	300,000	380,000	-	-
Net debt and investor obligations	2,075,999	1,732,040	1,622,787	20%	28%

Equity + Minority shareholders	3,731,570	2,336,365	3,591,729	60%	4%
(Net debt + Obligations) / (Equity + Minorities)	55.6%	74.1%	45.2%	-1850 bps	1045 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	6.2%	27%	-2.4%	-2117 bps	854 bps

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Table 21 - Debt maturity per company
(R$ million)	Total	Until	Until	Until	Until	After
		Sep/2011	Sep/2012	Sep/2013	Sep/2014	Sep/2014
Debentures - FGTS (project finance)	1.238,5	42,9	-	448,5	598,5	148,5
Debentures - Working Capital	527,5	171,6	124,6	124,6	106,7	-
Project financing (SFH)	607,7	417,0	171,2	19,5	-	-
Working capital	553,5	372,3	91,9	86,9	2,3	-
Total consolidated debt	2.927	1.004	388	680	707	149
%Total		34%	13%	23%	24%	5%

Outlook

Gafisa is narrowing the range of the 2010 launches guidance to R$ 4.2 billion - R$ 4.6 billion, with an expected full year 2010 EBITDA margin to reach between 18.5% - 20.5%.

Through the first nine months of 2010, Gafisa reached 67% of the mid range of the launch guidance, in line with historical seasonality. Gafisa delivered a 20.6% EBITDA margin in the 3Q10 and 19.7% EBITDA margin in the 9M10, well within the previously stated guidance range.

Launches		Guidance
(R$ million)		2010	3Q10%		9M10%
Gafisa	Min.	4.200		29%		70%
(consolidated)	Average	4.400	1.237	28%	2.949	67%
	Max.	4.600		27%		64%

EBITDA Margin (%)		Guidance 2010	3Q10%		9M10%
Gafisa	Min.	18,5%		210 bps		120 bps
(consolidated)	Average	19,5%	20,6%	110 bps	19,7%	20 bps
	Max.	20,5%		10 bps		-80 bps

The third quarter financial statements were prepared and are being presented in accordance with theaccounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009.Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009,approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10,2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option forlisted Companies to present 2010 quarterly information based on accounting practices in force at December 31,2009.

Glossary

Affordable Entry Level
Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.
Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenuesand expenses over a multi-year period for each residential unit we sell. Our backlog of resultsrepresents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenuesover a multi-year period for each residential unit we sell. Our backlog represents revenues that will beincurred in future periods from past sales.

Backlog Margin
Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.
Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Eachdecision to acquire land is analyzed by our investment committee and approved by our Board ofDirectors.

LOT (Urbanized Lots)
Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter
PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognizedusing the percentage-of-completion (“PoC”) method of accounting by measuring progress towardscompletion in terms of actual costs incurred versus total budgeted expenditures for each stage of adevelopment.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale ofunits entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of"contracted pre-sales'' under Brazilian GAAP.

PSV
Potential Sales Value.
SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees(FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savingsaccounts balance in the housing sector, either to final customers or developers, at lower interest ratesthan the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or apercentage of the proceeds from the sale of units in such development in exchange for the land. Byacquiring land through this system, we intend to reduce our cash requirements and increase ourreturns.

18

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilianmarket. Established over 56 years ago, we have completed and sold more than 1,000 developmentsand built more than 12 million square meters of housing only under Gafisa’s brand, more than anyother residential development company in Brazil. Recognized as one of the foremost professionallymanaged homebuilders, "Gafisa" is also one of the most respected and best-known brands in the realestate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors,and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda,serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety ofresidential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercadoof the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luiz Mauricio de Garcia Paula	Patrícia Queiroz
Rodrigo Pereira	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 /	Phone: +55 11 3147-7409
9242 / 9305	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail:
Website: www.gafisa.com.br/ir

This release contains forward-looking statements relating to the prospects of the business, estimates for operatingand financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such,are based exclusively on the expectations of management concerning the future of the business and its continuedaccess to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, onchanges in market conditions, government regulations, competitive pressures, the performance of the Brazilianeconomy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during 9M10:

Table 22 - Projects launched

Company	Project	Launch Date	Local	% Gafisa	Units	PSV	% sales
					(%Gafisa)	(%Gafisa)	30/Sep/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	63%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	32%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	52%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	66%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	48%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	62%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	75%
Gafisa	Fradique Coutinho - MOSAICO	April	São Paulo - SP	100%	62	42,947	93%
Gafisa	Pateo Mondrian (Mota Paes)	April	São Paulo - SP	100%	115	82,267	73%
Gafisa	Jatiuca - Maceió - AL - Fase 2	April	Maceió - AL	50%	24	7,103	16%
Gafisa	Zenith - It Fase 3	April	São Paulo - SP	100%	24	97,057	21%
Gafisa	Grand Park Varandas - FI	April	São Luis - MA	50%	94	19,994	100%
Gafisa	Canto dos Pássaros_Parte 2	May	Porto Alegre - RS	80%	90	16,692	12%
Gafisa	Grand Park Varandas - FII	May	São Luis - MA	50%	75	16,905	100%
Gafisa	Grand Park Varandas - FIII	May	São Luis - MA	50%	57	12,475	100%
Gafisa	JARDIM DAS ORQUIDEAS	June	São Paulo - SP	50%	102	43,734	100%
Gafisa	JARDIM DOS GIRASSOIS	June	São Paulo - SP	50%	150	44,254	100%
Gafisa	Pátio Condomínio Clube - Kelvin	June	São José dos Campos - SP	100%	96	34,140	39%
Gafisa	Vila Nova São José QF	June	São José dos Campos - SP	100%	152	39,673	28%
Gafisa	CWB 34 - PARQUE ECOVILLE Fase1	June	Curitiba - PR	50%	102	33,392	58%
Gafisa	Vistta Laguna	July	Rio de Janeiro - RJ	80%	103	91,289	20%
Gafisa	GRAND PARK - GLEBA 05 - F4A	July	São Luis - MA	50%	37	8,890	82%
Gafisa	Barão de Teffé - Fase1	August	São Paulo - SP	100%	142	51,255	89%
Gafisa	Jardins da Barra Lote 3	August	São Paulo - SP	50%	111	32,707	98%
Gafisa	Luis Seraphico	September	São Paulo - SP	100%	233	140,911	26%
Gafisa	Smart Vila Mariana	September	São Paulo - SP	100%	74	39,173	100%
Gafisa	Barão de Teffé - Fase 2	September	Jundiai - SP	100%	124	46,364	58%
Gafisa	Parque Ecoville Fase 2A	September	Curitiba - PR	50%	101	34,713	6%
Gafisa	GRAND PARK - GLEBA 05 - F4B	September	São Luis - MA	50%	37	9,032	18%
Gafisa	Anauá	September	São Paulo - SP	80%	20	44,626	70%
Gafisa	Igloo	September	Barueri - SP	80%	147	33,010	100%
Gafisa					3,016	1,331,901	57%

Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	352	97,269	92%
Alphaville	AlphaVille Mossoró F2	May	Mossoró - RN	53%	93	10,731	48%
Alphaville	Alphaville Ribeirão Preto F2	May	Ribeirão Preto - SP	60%	182	54,381	21%
Alphaville	Alphaville Brasília	May	Brasília-DF	34%	170	73,974	85%
Alphaville	Alphaville Jacuhy F3	May	Vitória - ES	65%	168	56,336	18%
Alphaville	Brasília Terreneiro	May	Brasília-DF	13%	65	28,175	85%
Alphaville	Living Solutions	May	São Paulo - SP	100%	4	3,884	100%
Alphaville	Alphaville Teresina	September	Teresina - PI	79%	589	111,248	79%
Alphaville	Alphaville Belém 1	September	Belém - PA	73%	337	63,234	0%
Alphaville	Alphaville Belém 2	September	Belém - PA	72%	289	49,342	0%
Alphaville					2,248	548,576	54%

Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	85%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	91%
Tenda	Fit Nova Vida - Taboãozinho	February	São Paulo - SP	100%	137	7,261	22%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	92%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	99%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	91%
Tenda	Grand Ville das Artes - Matisse Life V	March	Lauro de Freitas - BA	100%	120	10,805	70%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	79%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	90%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	100%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	48%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	26%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	57%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	85%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	69%

Table 22 - Projects launched

Company	Project	Launch Date	Local	% Gafisa	Units	PSV	% sales
					(%Gafisa)	(%Gafisa)	30/Sep/10
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	69%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	100%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	60%
Tenda	Coronel Vieira Lote Menor (Cenário 2)	April	Rio de Janeiro - RJ	100%	158	16,647	98%
Tenda	Portal das Rosas	April	Osasco - SP	100%	132	12,957	97%
Tenda	Igara III	April	Canoas - RS	100%	240	23,601	12%
Tenda	Portal do Sol - Fase 6	May	Belford Roxo - RJ	100%	64	6,146	58%
Tenda	Grand Ville das Artes - Fase 9	May	Lauro de Freitas - BA	100%	120	11,403	28%
Tenda	Gran Ville das Artes - Fase 8	May	Lauro de Freitas - BA	100%	100	9,433	55%
Tenda	Vale do Sol Life	May	Rio de Janeiro - RJ	100%	79	8,124	52%
Tenda	Engenho Life IV	June	Rio de Janeiro - RJ	100%	197	19,968	62%
Tenda	Residencial Club Cheverny	June	Goiânia - GO	100%	384	52,414	22%
Tenda	Assunção Life	June	Belo Horizonte - MG	100%	440	55,180	85%
Tenda	Residencial Brisa do Parque II	June	São José dos Campos - SP	100%	105	12,786	39%
Tenda	Portal do Sol Life VII	June	Belford Roxo - RJ	100%	64	6,188	38%
Tenda	Vale Verde Cotia F5B	June	Cotia - SP	100%	116	11,984	96%
Tenda	San Martin	June	Belo Horizonte - MG	100%	132	21,331	93%
Tenda	Brisas do Guanabara	June	Vitória da Conquista - BA	80%	243	22,248	14%
Tenda	Jd. Barra - Lote 4	September	São Paulo - SP	50%	150	20,010	85%
Tenda	Jd. Barra - Lote 5	September	São Paulo - SP	50%	112	14,533	74%
Tenda	Jd. Barra - Lote 6	September	São Paulo - SP	50%	112	14,590	55%
Tenda	ESTAÇÃO DO SOL TOWER - Fase 2	September	Jaboatão dos Guararapes - PE	100%	160	17,376	9%
Tenda	Assis Brasil Fit Boulevard	September	Porto Alegre - RS	70%	223	38,897	19%
Tenda	Cesário de Melo II - San Marino	September	Rio de Janeiro - RJ	100%	199	16,907	72%
Tenda	Parque Arvoredo - F1	September	Curitiba - PR	100%	360	71,256	44%
Tenda	GVA 10 a 14	September	Lauro de Freitas - BA	100%	559	52,149	16%
Tenda	Portal do Sol - Consolidado	September	Rio de Janeiro - RJ	100%	448	43,993	11%
Tenda	Flamboyant Fase 1	September	São José dos Campos - SP	100%	264	39,005	32%
Tenda	Assunção Fase 3	September	Belo Horizonte - MG	100%	158	20,880	61%
Tenda	Viver Itaquera (Agrimensor Sugaya)	September	São Paulo - SP	100%	199	24,359	0%
Tenda	Estudo Firenze Life	September	Sete Lagoas - MG	100%	240	23,281	86%
Tenda	Villagio Carioca - Cel Lote Maior	September	Rio de Janeiro - RJ	100%	237	27,279	24%
Tenda	ICOARACI - Stake Acquisition	September	Belém - PA	90%	29	5,008	79%
Tenda	FIT COQUEIRO I - Stake Acquisition	September	Belém - PA	100%	60	5,599	100%
Tenda	FIT COQUEIRO II - Stake Acquisition	September	Belém - PA	100%	48	4,501	2%
Tenda	FIT MIRANTE DO PARQUE - Stake Acquisition	September	Belém - PA	90%	126	20,507	100%
Tenda	MIRANTE DO LAGO - Stake Acquisition	September	Ananindeua - PA	85%	20	3,156	100%
Tenda	Alta Vista	September	São Paulo - SP	100%	160	17,869	82%
Tenda					9,227	1,068,208	56%

Total					14,491	2,948,685	56.0%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the third quarter ended on September 30, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		3Q10	2Q10	3Q10	2Q10	3Q10	2Q10
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	94%	84%	72%	62%	22,056	9,850
Gafisa	SUPREMO	89%	81%	100%	98%	18,675	11,090
Gafisa	Smart Vila Mariana	38%	0%	100%	0%	14,860	-
Gafisa	PQ BARUERI COND - FASE 1	82%	73%	70%	69%	13,991	10,859
Gafisa	ENSEADA DAS ORQUÍDEAS	94%	89%	97%	96%	13,577	10,002
Gafisa	Vistta Santana	66%	58%	93%	92%	13,047	9,004
Gafisa	LONDON GREEN	100%	99%	95%	93%	11,481	4,005
Gafisa	TERRAÇAS TATUAPE	84%	70%	88%	78%	10,079	4,072
Gafisa	Chácara Santana	81%	69%	96%	95%	10,031	6,773
Gafisa	MONT BLANC	70%	63%	43%	38%	9,874	4,207
Gafisa	LAGUNA DI MARE - FASE 2	60%	47%	78%	72%	9,426	5,773
Gafisa	MAGIC	100%	100%	91%	84%	9,168	5,113
Gafisa	Reserva do Bosque - Lauro Sodré - Phase 2	48%	37%	84%	75%	8,725	3,370
Gafisa	BRINK	89%	72%	93%	92%	8,551	5,878
Gafisa	Alphaville Barra da Tijuca	88%	83%	73%	73%	8,349	3,416
Gafisa	ALEGRIA FASE 1	57%	45%	68%	64%	7,706	7,582
Gafisa	Alegria - Fase2A	55%	40%	83%	68%	7,556	4,821
Gafisa	ECOLIVE	75%	59%	99%	98%	7,554	3,979
Gafisa	Supremo Ipiranga	47%	38%	91%	80%	7,459	2,943
Gafisa	VISION BROOKLIN	46%	41%	97%	97%	6,934	3,410
Gafisa	ORBIT	92%	84%	74%	66%	6,932	2,699
Gafisa	RESERVA BOSQUE RESORT - F 1	63%	48%	98%	98%	6,614	3,950
Gafisa	MISTRAL	57%	49%	92%	87%	6,605	4,508
Gafisa	Mansão Imperial - Fase 2b	54%	44%	50%	41%	6,427	14,474
Gafisa	GRAND VALLEY NITERÓI - FASE 1	71%	61%	89%	91%	6,141	5,318
Gafisa	IT STYLE - FASE 1	51%	51%	87%	82%	6,136	24,918
Gafisa	Mansão Imperial - F1	57%	48%	80%	79%	5,973	2,305
Gafisa	VISION - CAMPO BELO	97%	96%	99%	98%	5,489	8,519
Gafisa	Vila Nova São José F1 - Metropolitan	73%	51%	61%	54%	5,306	6,606
Gafisa	QUINTAS DO PONTAL	93%	84%	40%	36%	5,051	1,342
Gafisa	RESERVA STA CECILIA	71%	56%	28%	23%	4,858	2,006
Gafisa	Brink F2 - Campo Limpo	89%	72%	93%	89%	4,856	4,106
Gafisa	EVIDENCE	100%	98%	89%	82%	4,777	4,037
Gafisa	Others					196,571	325,656
	Total Gafisa					490,835	526,591

Alphaville	MANAUS	100%	100%	99%	100%	10,811	8,243
Alphaville	PORTO ALEGRE	22%	0%	86%	0%	10,786	1,260
Alphaville	RIBEIRÃO PRETO	24%	0%	93%	0%	8,614	8,427
Alphaville	RIO DAS OSTRAS	100%	79%	100%	99%	7,441	10,200
Alphaville	BARRA DA TIJUCA	85%	68%	73%	73%	4,496	2,635
Alphaville	TERRAS ALPHA FOZ	45%	0%	82%	0%	3,633	2,610
Alphaville	LITORAL NORTE	100%	100%	98%	100%	2,997	6,390
Alphaville	CARUARU (VARGEM GRANDE)	76%	16%	99%	98%	2,476	3,748
Alphaville	CONCEITO A RIO OSTRAS (ex caxias sul)	20%	4%	54%	15%	2,433	382
Alphaville	Others	0%	0%	0%	0%	60,837	56,983
	Total AUSA					114,523	100,879

	Total Tenda					351,838	299,972

	Consolidated Total					957,196	927,442

Consolidated Income Statement

R$ 000	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
Gross Operating Revenue	1,028,530	915,461	1,003,861	12.4%	2.5%
Real Estate Development and Sales	1,022,095	902,196	990,269	13.3%	3.2%
Construction and Services Rendered	6,435	13,265	13,592	-51.5%	-52.7%
Deductions	(71,334)	(38,360)	(76,419)	86.0%	-6.7%

Net Operating Revenue	957,196	877,101	927,442	9.1%	3.2%

Operating Costs	(681,275)	(621,927)	(647,950)	9.5%	5.1%

Gross profit	275,921	255,174	279,492	8.1%	-1.3%
Operating Expenses
Selling Expenses	(53,887)	(55,556)	(61,140)	-3.0%	-11.9%
General and Administrative Expenses	(59,317)	(57,601)	(55,125)	3.0%	7.6%
Amortization of gain on partial sale of FIT Residential	-	52,600	-	-100.0%	-
Other Operating Revenues / Expenses	(2,187)	(40,031)	(6,947)	-94.5%	-68.5%
Depreciation and Amortization	(8,305)	(9,784)	(8,781)	-15.1%	-5.4%
Non-recurring expenses	(18)	-	(259)	-	-

Operating results	152,207	144,802	147,240	5.1%	3.4%

Financial Income	36,417	33,104	40,929	10.0%	-11.0%
Financial Expenses	(48,345)	(64,112)	(54,840)	-24.6%	-11.8%

Income Before Taxes on Income	140,279	113,794	133,329	23.3%	5.2%

Deferred Taxes	(823)	(23,142)	(12,083)	-96.4%	-93.2%
Income Tax and Social Contribution	(9,661)	(4,828)	(9,977)	100.1%	-3.2%

Income After Taxes on Income	129,795	85,824	111,269	51.2%	16.6%

Minority Shareholders	(13,195)	(22,107)	(14,000)	-40.3%	-5.8%

Net Income	116,600	63,717	97,269	83.0%	19.9%

Net Income Per Share (R$)	0.27059	0.24411	0.22655	10.8%	19.4%

Consolidated Income Statement

R$ 000	9M10	9M09	9M10x9M09
Gross Operating Revenue	2,971,267	2,214,469	34.2%
Real Estate Development and Sales	2,943,363	2,184,117	34.8%
Construction and Services Rendered	27,904	30,352	-8.1%
Deductions	(179,044)	(89,663)	99.7%

Net Operating Revenue	2,792,223	2,124,806	31.4%

Operating Costs	(1,984,154)	(1,523,640)	30.2%

Gross profit	808,069	601,166	34.4%

Operating Expenses
Selling Expenses	(166,321)	(153,344)	8.5%
General and Administrative Expenses	(171,860)	(172,831)	-0.6%
Amortization of gain on partial sale of FIT Residential	-	157,800	-100.0%
Other Operating Revenues / Expenses	(11,114)	(79,095)	-85.9%
Depreciation and Amortization	(27,324)	(24,166)	13.1%
Non-recurring expenses	(278)	-	0.0%

Operating results	431,173	329,530	30.8%

Financial Income	101,275	106,399	-4.8%
Financial Expenses	(160,382)	(159,336)	0.7%

Income Before Taxes on Income	372,066	276,593	34.5%

Deferred Taxes	(27,649)	(49,245)	-43.9%
Income Tax and Social Contribution	(27,384)	(15,659)	74.9%

Income After Taxes on Income	317,033	211,689	49.8%

Minority Shareholders	(38,345)	(53,471)	-28.3%

Net Income	278,688	158,218	76.1%

Net Income Per Share (R$)	0.64674	0.60616	6.7%

Consolidated Balance Sheet

	3Q10	3Q09	2Q10	3Q10 x 3Q09	3Q10 x 2Q10
ASSETS
Current Assets
Cash and cash equivalents	570,718	948,350	1,136,765	-39.8%	-49.8%
Restricted cash in guarantee to loans and resctricted
credits	660,425	151,337	669,619	336.4%	-1.4%
Receivables from clients	2,727,930	1,718,110	2,470,944	58.8%	10.4%
Properties for sale	1,447,266	1,376,236	1,446,760	5.2%	0.0%
Other accounts receivable	155,795	93,722	141,740	66.2%	9.9%
Deferred selling expenses	38,028	7,205	20,592	427.8%	84.7%
Deferred taxes	-	13,099	-	-	-
Prepaid expenses	16,423	13,522	15,283	21.5%	7.5%
	5,616,585	4,321,581	5,901,703	30.0%	-4.8%
Long-term Assets
Receivables from clients	2,411,275	1,662,300	2,075,161	45.1%	16.2%
Properties for sale	388,649	386,196	407,792	0.6%	-4.7%
Deferred taxes	367,788	250,846	311,693	46.6%	18.0%
Other	177,182	52,140	131,035	239.8%	35.2%
	3,344,894	2,351,482	2,925,681	42.2%	14.3%

Investments	194,207	195,088	194,871	-0.5%	-0.3%
Property, plant and equipment	63,825	53,698	59,659	18.9%	7.0%
Intangible assets	15,480	9,690	16,280	59.8%	-4.9%
	273,512	258,476	270,810	5.8%	1.0%

Total Assets	9,234,991	6,931,539	9,098,194	33.2%	1.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	789,331	570,307	825,382	38.4%	-4.4%
Debentures	214,561	80,781	123,608	165.6%	73.6%
Obligations for purchase of land and advances from
clients	460,470	488,935	466,078	-5.8%	-1.2%
Materials and service suppliers	292,444	194,302	244,545	50.5%	19.6%
Taxes and contributions	234,394	132,216	154,983	77.3%	51.2%
Taxes, payroll charges and profit sharing	69,594	61,206	73,057	13.7%	-4.7%
Provision for contingencies	8,001	10,512	6,312	-23.9%	26.8%
Dividends	52,287	26,106	52,287	100.3%	0.0%
Deferred taxes	-	52,375	-	-	-
Other	171,417	181,312	217,569	-5.5%	-21.2%
	2,292,499	1,798,052	2,163,821	27.5%	5.9%
Long-term Liabilities
Loans and financings	371,843	636,639	352,181	-41.6%	5.6%
Debentures	1,551,407	1,244,000	1,748,000	24.7%	-11.2%
Obligations for purchase of land	177,412	147,168	176,084	20.6%	0.8%
Deferred taxes	483,373	322,870	484,453	49.7%	-0.2%
Provision for contingencies	51,185	59,509	52,670	-14.0%	-2.8%
Other	568,945	362,843	521,211	56.8%	9.2%
Deferred income on acquisition	6,757	12,499	8,045	-45.9%	-16.0%
Unearned income from partial sale of investment	0	11,594	0	-100.0%	0.0%
	3,210,922	2,797,122	3,342,644	14.8%	-3.9%

Minority Shareholders	51,565	552,889	46,316	-90.7%	11.3%
Shareholders' Equity
Capital	2,729,187	1,233,897	2,712,899	121.2%	0.6%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	251,489	190,585	290,507	32.0%	-13.4%
Revenue reserves	422,373	218,827	381,651	93.0%	10.7%
Retained earnings/accumulated losses	278,687	158,217	162,087	76.1%	71.9%
	3,680,005	1,783,476	3,545,413	106.3%	3.8%

Liabilities and Shareholders' Equity	9,234,991	6,931,539	9,098,194	33.2%	1.5%

Consolidated Cash Flows

	3Q10	3Q09
Net Income	116.600	63.717

Expenses (income) not affecting w orking capital
Depreciation and amortization	9.593	12.892
Goodw ill / Negative goodw ill amortization	(1.288)	(3.107)
Expense on stock option plan	3.075	2.749
Unearned income from partial sale of investment	-	(52.600)
Unrealized interest and charges, net	62.805	39.719
Deferred Taxes	(57.176)	23.142
Disposal of fixed asset	-	271
Warranty provision	5.272	-
Provision for contingencies	15.462	-
Profit sharing provision	6.538	-
Allow ance (reversal) for doubtful debts	-	-
Minority interest	5.249	-

Decrease (increase) in assets
Clients	(593.100)	(467.084)
Properties for sale	18.636	27.494
Other receivables	(61.342)	(82.314)
Deferred selling expenses	(17.436)	6.032
Prepaid expenses	-	8.576

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	(4.279)	16.240
Taxes and contributions	83.933	24.138
Trade accounts payable	47.899	38.601
Salaries, payroll charges	(10.000)	(9.950)
Other accounts payable	(82.636)	113.456

Cash used in operating activities	(452.195)	(194.495)

Investing activities

Purchase of property and equipment and deferred charges	(11.008)	(19.120)
Restricted cash for loan guarantees	9.194	(10.224)
Cash used in investing activities	(1.814)	(29.344)

Financing activities

Capital increase	16.288	1.319
Follow on expenses	-	-
Capital reserve increase	40.722	-
Increase in loans and financing	272.118	436.562
Repayment of loans and financing	(456.951)	(187.307)
Assignment of credit receivables, net	19.785	15.214
Proceeds from subscription of redeemable equity interest in securitization	(4.000)	(8.798)
Cessão de Crédito Imobiliário - CCI	-	-

Net cash provided by financing activities	(112.038)	256.990

Net increase (decrease) in cash and cash equivalents	(566.047)	33.151
Cash and cash equivalents

At the beggining of the period	1.136.765	915.199
At the end of the period	570.718	948.350

Net increase (decrease) in cash and cash equivalents	(566.047)	33.151

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 17, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer